Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Earnings Release 4Q10
2.	Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A. held February 23, 2011
3.	Minutes of the meeting of the Fiscal Council of Ultrapar Participações S.A. held February 23, 2011
4.	Notice to shareholders

São Paulo, February 23rd, 2011 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA4 / NYSE: UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the fourth quarter of 2010 and for the year 2010.

Results conference call

Brazilian conference call
February 25th, 2011
9:00 a.m. (US EST)
São Paulo – SP
 Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International conference call
February 25th, 2011
10:30 a.m. (US EST)
Participants in the USA: +1 800 418 6854
Participants in Brazil: 0800 891 9722
Participants International: +1 973 200 3114
Code: Ultrapar or 36935516

IR Contact
E-mail: invest@ultra.com.br
Telefone: + 55 11 3177 7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA4 = R$ 105.10/share (30/12/10)
UGP = US$ 64.62/ADR (31/12/10)

We reported in this 4Q10 our eighteenth consecutive quarter of growth in Ultrapar’s EBITDA, which reached R$ 465 million, up 14% over 4Q09. In this quarter, net earnings grew by 81% over the same period of 2009. We ended 2010 achieving record levels of earnings, with  strong 24% growth in EBITDA and  74% growth in net earnings over the previous year.

➢ ULTRAPAR’S NET SALES EXCEEDS R$ 42 BILLION IN 2010, UP 18% OVER 2009

➢ ULTRAPAR’S EBITDA REACHES R$ 1,776 MILLION IN 2010, UP 24% OVER 2009

➢ ULTRAPAR’S NET EARNINGS REACHES R$ 765 MILLION IN 2010, UP 74% OVER 2009

➢ ADDITIONAL DIVIDEND DISTRIBUTION OF R$ 252 MILLION APPROVED, RESULTING IN TOTAL DIVIDENDS OF R$ 429 MILLION IN 2010, 54% GROWTH OVER 2009, CORRESPONDING TO A 56% PAYOUT FOR THE YEAR

 “The larger scale of operations, derived from investments made in the last years, combined with our financial prudence and results- and value creation oriented culture, allowed us to reach record earnings levels in 2010, boosted by the strong growth of the Brazilian economy. With the results obtained in 2010, we accumulated in the last 10 years an average annual growth of 19% and 20% in our EBITDA and net earnings, respectively. We entered into a new decade prepared to continue creating value in an increasing and consistent way, through the investments made in the last years, the leading position of our businesses, our financial soundness and constant pursue for good investment opportunities.”

Pedro Wongtschowski – CEO

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

From the year ending December 31st, 2010 onwards,  CVM made mandatory the adoption of the International Financial Reporting Standards (“IFRS”) in the presentation of financial statements of the Brazilian publicly-held companies. Accordingly, Ultrapar's consolidated financial statements for the year ended December 31st, 2010 and its quarters were prepared in compliance with the IFRS, which differs in certain aspects from the previous Brazilian accounting standards.

For an understanding of the effects of the adoption of the IFRS, we released financial spreadsheets on CVM’s website (www.cvm.gov.br), as well as on Ultrapar’s website (www.ultra.com.br), demonstrating the impacts of the accounting changes introduced by the IFRS on the main line items of the quarterly financial statements for 2009 and 2010 and years ended December 31st, 2009 and 2010 in comparison with the amounts that would have been obtained without such changes. Additional information on the changes resulting from the adoption of the IFRS is available in note 2 of the financial statements of the year ended December 31st, 2010.

The financial information of Ultragaz, Ipiranga, Oxiteno, and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition - Texaco

In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. The results of Texaco were consolidated in Ultrapar’s financial statements from April 1st, 2009, after the financial settlement of the transaction, which occurred on March 31st, 2009. Ultrapar's financial statements in periods prior to 2Q09 do not include Texaco’s results.

In order to provide a better understanding of the progression of Ipiranga’s recurring results, the table below summarizes Ipiranga’s results for all periods from 2Q09 to 4Q10 ex-non-recurring expenses related to the conversion of Texaco service stations into the Ipiranga brand and to the integration of the acquired operations. The analysis and discussion of the progression in Ipiranga’s results presented in this document exclude non-recurring items, in order to provide comparability of the information and better understanding of the company’s performance.

CONSOLIDATED INCOME STATEMENT In millions of Reais - IFRS

IPIRANGA EX-NON-RECURRING EXPENSES QUARTER ENDED IN
	DECEMBER 2010	SEPTEMBER 2010	JUNE 2010	MARCH 2010¹	DECEMBER 2009	SEPTEMBER 2009	JUNE 2009

Net sales	9,754.6	9,320.5	8,843.0	8,584.3	8,983.8	8,175.6	8,212.9

Cost of sales and services	(9,194.8)	(8,842.2)	(8,363.2)	(8,120.7)	(8,485.1)	(7,743.0)	(7,780.3)

Gross profit	559.8	478.2	479.9	463.6	498.7	432.6	432.6

Operating expenses	(317.5)	(293.6)	(281.0)	(274.6)	(292.0)	(273.6)	(281.9)
Selling	(196.0)	(193.3)	(187.0)	(184.8)	(181.6)	(168.5)	(170.7)
General and administrative	(121.5)	(100.3)	(94.0)	(89.8)	(110.3)	(105.1)	(111.2)

Other operating results	10.0	6.8	5.4	6.6	8.6	3.3	2.4

Operational income2	252.4	191.4	204.3	195.6	215.3	162.3	153.1

EBITDA	322.8	258.7	270.8	260.4	291.7	235.9	217.1
Depreciation and amortization	70.5	67.2	66.5	64.8	76.4	73.6	63.9
EBITDA margin (R$/m³)	61	49	54	57	58	49	47

1 The information for 1Q10 also exclude the effects of adhering to the Federal and Mato Grosso State’s tax amnesty programs, with an impact of R$ 22 million on Ipiranga’s EBITDA. Additional information is available in note 22.a. to the financial statements for the quarter ended March 31st, 2010, available on Ultrapar’s website (www.ultra.com.br).

2 Before income from sale of assets.

Effect of the divestment – Ultracargo’s road transportation, in-house logistics, and solid bulk storage

On July 1st, 2010, Ultrapar sold Ultracargo’s in-house logistics, solid bulk storage, and road transportation businesses, with the transfer of shares of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. and the receipt of R$ 74 million, in addition to the R$ 8 million deposit received upon announcement of the transaction on March 31st, 2010. In October 2010, Ultrapar disbursed R$ 2 million in connection with the expected working capital adjustment. The financial statements of Ultrapar and Ultracargo from 3Q10 onwards no longer include the businesses sold.

Effect of the acquisition – DNP

On October 26th, 2010, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of Distribuidora Nacional de Petróleo Ltda. (“DNP”). The total value of the acquisition is R$ 85 million, with the initial disbursement of R$ 47 million settled in November 2010. Ultrapar’s and Ipiranga’s financial statements started to consolidate the results of the acquired business from the closing of the acquisition, occurred on November 1st, 2010.

Summary of the 4th quarter of 2010

Ultrapar – Consolidated data	4Q10	4Q09	3Q10	Δ (%) 4Q10v4Q09	Δ (%) 4Q10v3Q10	2010	2009	Δ (%) 2010v2009
Net sales and services	11,255	10,417	10,911	8%	3%	42,482	36,097	18%
Gross profit	850	746	805	14%	6%	3,159	2,653	19%
Operating profit	400	269	343	49%	17%	1,324	920	44%
EBITDA	465	408	465	14%	0%	1,776	1,430	24%
Net earnings¹	247	136	204	81%	21%	765	441	74%
Earnings per share2	0.46	0.25	0.38	81%	22%	1.43	0.82	75%
Amounts in R$ million (except for EPS)
¹Under IFRS, net earnings include net earnings attributable to non-controlling shareholders.
2Calculated based on the number of shares over the period, excluding shares held in treasury. Retroactively adjusted to reflect the 1:4 stock split approved in the Special Shareholders’ Meeting held on February 10th, 2011.

Ultragaz – Operational data	4Q10	4Q09	3Q10	Δ (%) 4Q10v4Q09	Δ (%) 4Q10v3Q10	2010	2009	Δ (%) 2010v2009
Total volume (000 tons)	403	400	427	1%	(6%)	1,608	1,589	1%
Bottled	280	278	295	1%	(5%)	1,115	1,114	0%
Bulk	123	121	132	2%	(7%)	493	475	4%

Ipiranga – Operational data	4Q10	4Q09	3Q10	Δ (%) 4Q10v4Q09	Δ (%) 4Q10v3Q10	2010	2009	Δ (%) 2010v2009
Total volume (000 m³)	5,324	5,022	5,245	6%	2%	20,150	17,214	17%
Diesel	2,846	2,691	2,924	6%	(3%)	11,032	9,277	19%
Gasoline, ethanol and NGV	2,362	2,209	2,200	7%	7%	8,653	7,485	16%
Other3	116	122	121	(6%)	(4%)	465	453	3%
3Fuel oils, kerosene, lubricants and greases.

Oxiteno – Operational data	4Q10	4Q09	3Q10	Δ (%) 4Q10v4Q09	Δ (%) 4Q10v3Q10	2010	2009	Δ (%) 2010v2009
Total volume (000 tons)	170	182	175	(6%)	(3%)	684	634	8%
Product mix
Specialty chemicals	158	172	164	(8%)	(4%)	634	582	9%
Glycols	12	9	11	32%	13%	50	53	(4%)
Geographical mix
Sales in Brazil	117	123	123	(5%)	(5%)	483	430	12%
Sales outside Brazil	53	59	52	(9%)	3%	201	205	(2%)

Ultracargo – Operational data	4Q10	4Q09	3Q10	Δ (%) 4Q10v4Q09	Δ (%) 4Q10v3Q10	2010	2009	Δ (%) 2010v2009
Effective storage³ (000 m3)	528	427	587	24%	(10%)	552	461	20%
³ Média mensal

Macroeconomic indicators	4Q10	4Q09	3Q10	Δ (%) 4Q10v4Q09	Δ (%) 4Q10v3Q10	2010	2009	Δ (%) 2010v2009
Average exchange rate (R$/US$)	1.70	1.74	1.75	(2%)	(3%)	1.76	2.00	(12%)
Brazilian interbank interest rate (CDI)	2.6%	2.1%	2.6%			9.8%	9.9%
Inflation in the period (IPCA)	2.2%	1.1%	0.5%			5.9%	4.3%

Highlights

➢
Dividend distribution of R$ 252 million approved – On this date, the Board of Directors of Ultrapar approved a dividend payment of R$ 252 million, equivalent to R$ 0.47 per share, to be paid from March 17th, 2011 onwards. This amount, 42% higher than the anticipated dividends paid in August 2010, reflects the strong progression in Ultrapar’s results and cash generation and corresponds to a 56% payout over 2H10 net earnings, representing an annualized dividend yield of 4% on Ultrapar's average share price in 2H10. This distribution, added to the anticipated dividends distributed in August 2010, totals R$ 429 million in the year and corresponds to a 56% payout 2010, representing a dividend yield of 4% on Ultrapar's average share price in 2010.

➢
Investment plan approved for 2011 – Ultrapar’s Board of Directors approved the investment plan for 2011 of R$ 1,044 million. The plan includes R$ 548 million of investments at Ipiranga, R$ 153 million at Oxiteno, R$ 171 million at Ultragaz and R$ 146 million at Ultracargo. These investments aim at growth through increased scale, technological differentiation and productivity gains, as well as modernizing existing operations. This amount does not include acquisitions. The increase in investments over 2010 reflects opportunities arising from the continued dynamism of the Brazilian economy and the implementation of the strategic initiatives specific to each business unit.

➢
Ultrapar’s stock split approved – On February 10th, 2011, the Shareholders’ Meeting approved a stock split of the shares issued by Ultrapar, so that each share will be represented by 4 shares of the same class and type, with no modification in the financial amount and in the interest held by the shareholder in the Company. The shares resulting from the stock split will grant its holders - including holders of American Depositary Receipts (“ADRs”), traded at the New York Stock Exchange - the same rights inherent to the shares previously held, including dividends, interest on capital and any payments on capital eventually approved by the company. After the stock split, the 1:1 ratio between preferred shares and ADRs will be maintained, and each ADR will consequently continue to be represented by one preferred share. The stock split aims at repositioning the price of the standard trading round lot of shares issued by Ultrapar, in order to make the shares more accessible to investors and potentially enable an increase in the trading volume of the company’s shares.

➢
Ultrapar returns to the portfolio of BM&FBOVESPA’s Corporate Sustainability Index (ISE) – In November 2010, BM&FBOVESPA announced the new composition of ISE’s portfolio, to which Ultrapar was selected once more. The ISE is comprised of companies with recognized commitment to social and environmental responsibility, corporate governance and corporate sustainability. The ISE evaluates those aspects, in an integrated manner, both in quantitative and qualitative terms.

Executive summary of the results

The year 2010 was marked by the strong growth of the Brazilian economy, with highlights to the low unemployment rates, expansion in income and total wages and higher credit availability, which reached in December a record level of 47% of the GDP. The gross domestic product grew by 8% as of September year-to-date , according to the latest published data, driven by the good performance of the retail, automotive and civil construction sectors. In 2010, the automotive industry reached a new sales record, with an 11% increase in the number of light vehicles licensed. In the financial market, the effects of the strong economic growth in Brazil, together with the public offering of Petrobras in the third quarter, resulted in a record of foreign investments inflow of US$ 48 billion to Brazil during 2010, contributing to a 12% appreciation of the Real against the US dollar, which ended the year at R$ 1.67/US$. In the international environment, the slower recovery of the economy of certain countries, particularly developed countries, led to a relative stability in oil prices during the first nine months of 2010. From the 4Q10 onwards, the higher demand as a result of more severe winter in the northern hemisphere and the progression in the global economic growth resulted in soaring oil prices, which accumulated an 18% growth during the period and ended the year quoted at US$ 92/barrel, up 23% from 2009.

In 4Q10, Ultragaz’s sales volume grew by 1% compared with 4Q09, mainly as a result of the growth in the bulk segment, on the back of the higher level of economic activity. Ultragaz’s EBITDA reached R$ 57 million in the quarter, down 8% from 4Q09, mainly as a result of R$ 12 million in non-recurring expenses related to studies and projects for expansion. Excluding such expenses, Ultragaz’s EBITDA grew by 12%, mainly as a result of a recovery in margins, to which the operational efficiency programs contributed, and the performance in the bulk segment. In 2010, Ultragaz’s EBITDA reached R$ 307 million, up 9% over the previous year.

At Ipiranga, the expansion of the Brazilian economy combined with the growth in the light vehicle fleet resulted in a 6% growth in the fuel sales volume in 4Q10 over 4Q09, contributing to an 11% growth in Ipiranga’s EBITDA, which reached

R$ 323 million in 4Q10. In 2010, Ipiranga’s EBITDA reached R$ 1,113 million, up 24% over 2009.

Oxiteno’s EBITDA was R$ 54 million in 4Q10, up 44% over 4Q09, as a result of the margin recovery during 2010, which offset the 6% decrease in sales volume as a result of the maintenance stoppage of the Camaçari plant and of spot sales done in 4Q09. In 2010, Oxiteno’s EBITDA reached R$ 241 million, a strong 41% growth over 2009.

Ultracargo recorded a 24% increase in average storage compared with 4Q09, mainly due to the consolidation of the terminal acquired in Suape in December 2009 and the higher utilization level in the Santos and Aratu terminals. Ultracargo’s EBITDA totaled R$ 25 million in 4Q10, up 13% from 4Q09, as a result of the growth in average storage in liquid bulk terminals, partially offset by the sale of in-house logistics, solid bulk storage and road transportation businesses on July 1st, 2010. In 2010, Ultracargo’s EBITDA reached R$ 111 million, up 7% over 2009.

Ultrapar’s consolidated EBITDA totaled R$ 465 million in 4Q10, up 14% over 4Q09, due to the EBITDA growth in Ipiranga, Oxiteno and Ultracargo. Net earnings for 4Q10 reached R$ 247 million, up 81% over 4Q09. In 2010, Ultrapar’s EBITDA reached R$ 1,776 million, up 24% over 2009, and net earnings reached R$ 765 million, a growth of 74% over 2009.

Operational performance

Ultragaz – In 4Q10, Ultragaz’s sales volume reached 403 thousand tons, up 1% over 4Q09. In the bottled segment, Ultragaz’s sales volume increased by 1% over 4Q09. In the bulk segment, sales volume grew by 2%, due to the increased economic activity. Compared with 3Q10, sales volume decreased by 6% as a result of seasonality between periods. In 2010, Ultragaz’s sales volume totaled 1,608 thousand tons, up 1% over 2009.

Ultragaz – Sales volume (000 tons)

Ipiranga – Ipiranga’s sales volume totaled 5,324 thousand cubic meters in 4Q10, up 6% over 4Q09. The sales volume of fuels for light vehicles grew by 7%, mainly as a consequence of the increase in the light vehicle fleet during the last 12 months, with a highlight to the 14% growth in gasoline volumes. The diesel volume grew by 6% due to the higher level of economic activity in 4Q10. Compared with 3Q10, sales volume increased by 2%, mainly as a result of the acquisition of DNP. In 2010, Ipiranga accumulated sales volume of 20,150 thousand cubic meters, up 17% over 2009, mainly as a result of the consolidation of Texaco’s volume from 2Q09 onwards, the increase in the light vehicle fleet and the economic growth.

Ipiranga – Sales volume (000 m³)

Oxiteno – Oxiteno’s sales volume totaled 170 thousand tons, down 6% (12 thousand tons) from 4Q09, mainly as a result of the maintenance stoppage of the Camaçari plant, concomitant with the stoppage of Braskem, supplier of ethylene, with a 5% (6 thousand tons) decrease in the volume sold in Brazil. Sales outside Brazil decreased by 9% (5 thousand tons), mainly due to higher spot sales in 4Q09. Compared with 3Q10, sales volume decreased by 3% (5 thousand tons) as a result of the maintenance stoppage of the Camaçari plant and of seasonality between quarters. Oxiteno’s sales volume in 2010 totaled 684 thousand tons, up 8% over 2009.

Oxiteno – Sales volume (000 tons)

Ultracargo – In 4Q10, Ultracargo recorded a 24% increase in average storage compared with 4Q09, mainly due to the terminal acquired in Suape in December 2009 and the higher volume of operations in Santos and Aratu terminals. Compared with 3Q10, Ultracargo’s average storage was 10% lower as a result of seasonality between periods. In 2010, Ultracargo accumulated a 20% growth in the average storage of its terminals.

Ultracargo – Average storage (000 m³)

Economic-financial performance

Net sales and services – Ultrapar’s consolidated net sales and services amounted to R$ 11,255 million in 4Q10, up 8% over 4Q09, as a consequence of the sales growth in Ultragaz, Ipiranga, and Oxiteno. Compared with 3Q10, Ultrapar’s net sales and services increased by 3%. In 2010, Ultrapar’s net sales and services amounted to R$ 42,482 million, up 18% over 2009, mainly as a consequence of the increased volume of operations in all the businesses and the consolidation of Texaco’s net sales and services from 2Q09 onwards.

Net sales and services (R$ million)

Ultragaz – Ultragaz’s net sales and services amounted to R$ 922 million in 4Q10, up 4% over 4Q09, as a result of higher sales volume in the bulk segment, an increase in the cost of LPG used in the bulk segment from January 2010 onwards and commercial initiatives and operational efficiency programs implemented. Compared with 3Q10, net sales and services decreased by 5%, as a result of a seasonally lower volume. In 2010, Ultragaz’s net sales and services amounted to R$ 3,661 million, up 6% over 2009.

Ipiranga – Ipiranga’s net sales and services amounted to R$ 9,755 million in 4Q10, up 9% from net sales and services for 4Q09, mainly as a consequence of the increased sales volume and ethanol costs. Compared with 3Q10, Ipiranga’s net sales and services grew by 5% as a result of the same factors described above. In 2010, Ipiranga’s net sales and services amounted to R$ 36,483 million, up 20% over 2009, mainly as a consequence of a 17% growth in the volume sold.

Ipiranga – Net sales breakdown by product

Oxiteno – Oxiteno’s net sales and services totaled R$ 524 million in 4Q10, up 4% over 4Q09, despite the 2% stronger Real and the 6% lower volume, as a consequence of the recovery in the average dollar prices. Compared with 3Q10, Oxiteno’s net sales and services decreased by 3%, as a consequence of the 3% decrease in sales volume and the 3% stronger Real, partially offset by a 3% higher average dollar price. In 2010, net sales and services totaled R$ 2,083 million, up 9% over 2009.

Ultracargo – Ultracargo’s net sales and services totaled R$ 59 million in 4Q10, down 26% from 4Q09, with the growth in average storage in liquid bulk terminals offset by the sale of in-house logistics, solid bulk storage and road transportation businesses. Compared with 3Q10, net sales and services decreased by 9%, in line with the seasonally lower average storage. In 2010, Ultracargo’s net sales and services totaled R$ 293 million, down 13% from 2009, as a result of the sale of in-house logistics, solid bulk storage and road transportation businesses.

Cost of goods sold – Ultrapar’s cost of goods sold amounted to R$ 10,405 million in 4Q10, up 8% over 4Q09, as a result of the higher cost of goods sold in Ultragaz and Ipiranga. Compared with 3Q10, Ultrapar’s cost of goods sold increased by 3%. In 2010, Ultrapar’s cost of goods sold amounted to R$ 39,323 million, up 18% over 2009, mainly as a consequence of the increased volume of operations in all businesses and the consolidation of Texaco’s cost of goods sold from 2Q09 onwards.

Ultragaz – Ultragaz’s cost of goods sold amounted to R$ 780 million in 4Q10, up 4% over 4Q09, as a consequence of a 6% increase in the ex-refinery cost of LPG used in the bulk segment from January 2010 onwards and of the higher sales volume. Compared with 3Q10, the cost of goods sold decreased by 4%, mainly as a result of the variation in volumes sold. In 2010, Ultragaz’s cost of goods sold totaled R$ 3,076 million, up 4% over 2009.

Ipiranga – Ipiranga’s cost of goods sold amounted to R$ 9,195 million in 4Q10, up 8% over 4Q09, mainly as a result of the growth in sales volume and the increase in ethanol costs. Compared with 3Q10, the cost of goods sold increased by 4%, as a result of the same factors described above. In 2010, Ipiranga’s cost of goods sold totaled R$ 34,521 million, up 20% over 2009, mainly due to a 17% increase in volumes sold.

Oxiteno – Oxiteno’s cost of goods sold in 3Q10 amounted to R$ 419 million, down 2% from 4Q09, as a result of the 6% decrease in sales volume and of a 2% stronger Real, partially offset by a higher unit variable cost in dollars and by non-recurring costs resulting from the maintenance stoppage of the Camaçari plant. Compared with 3Q10, the cost of goods sold remained practically stable, with a 7% increase in variable costs in dollars offset by a 3% stronger Real and by a 3% lower volume sold. In 2010, Oxiteno’s cost of goods sold totaled R$ 1,655 million, up 4% over 2009.

Ultracargo – Ultracargo’s cost of services provided amounted to R$ 26 million in 4Q10, down 48% from 4Q09, mainly due to the effect of the sale of the in-house logistics, solid bulk storage and road transportation businesses. Compared with 3Q10, Ultracargo’s cost of services provided decreased by 7% as a result of lower average storage in liquid bulk terminals. In 2010, Ultracargo’s cost of services provided totaled R$ 138 million, down 31% from 2009, as a result of the sale of the in-house logistics, solid bulk storage and road transportation businesses.

Sales, general and administrative expenses – Sales, general and administrative expenses of Ultrapar reached R$ 518 million in 4Q10, up 6% and 9% over 4Q09 and 3Q10, respectively. In 2010, Ultrapar’s sales, general and administrative expenses totaled R$ 1,924 million, up 9% over 2009, mainly as a consequence of the consolidation of Texaco from 2Q09 onwards.

Ultragaz – Ultragaz’s sales, general and administrative expenses amounted to R$ 98 million in 4Q10, up 4% and 3% over 4Q09 and 3Q10, respectively, mainly as a consequence of the variation in volumes sold, effects of inflation on expenses, and higher variable compensation. In 2010, Ultragaz’s sales, general and administrative expenses totaled R$ 375 million, up 15% over 2009. During 4Q10, in addition to sales, general and administrative expenses, Ultragaz also incurred in other operating expenses in the amount of R$ 12 million related to expansion studies and projects.

Ipiranga – Ipiranga’s sales, general and administrative expenses totaled R$ 318 million in 4Q10, up 9% over 4Q09, due to the higher volume sold, a higher variable compensation, in line with the earnings progression, and expenses related to expansion projects. Compared with 3Q10, sales, general and administrative expenses grew by 8%, as a result of the same items described above. In 2010, Ipiranga’s sales, general and administrative totaled R$ 1,167 million, up 14% over 2009, in spite of the 17% increase in volumes sold and the consolidation of Texaco’ sales, general and administrative expenses from 2Q09 onwards, as a result of the implementation of the operational and administrative synergy plan.

Oxiteno – Oxiteno’s sales, general and administrative expenses totaled R$ 81 million in 4Q10, up 20% over 4Q09 and 12% over 3Q10, mainly due to higher variable compensation, the effects of inflation on expenses and a concentration of expenses with specialized consultancy services during 4Q10. In 2010, sales, general and administrative expenses totaled R$ 291 million, up 12% over 2009.

Ultracargo – Ultracargo’s sales, general and administrative expenses totaled R$ 16 million in 4Q10, down 25% from 4Q09, due to the effect of the sale of the in-house logistics, solid bulk storage and road transportation businesses. Compared with 3Q10, sales, general and administrative expenses decreased by 3%. In 2010, sales, general and administrative expenses totaled R$ 76 million, down 13% from 2009.

EBITDA – Ultrapar’s EBITDA amounted to R$ 465 million in 4Q10, up 14% over 4Q09 and in line with 3Q10. In 2010, Ultrapar’s EBITDA totaled R$ 1,776 million, up 24% over 2009, as a result of the EBITDA growth in all businesses and the consolidation of Texaco’s EBITDA from 2Q09 onwards.

EBITDA  (R$ million)

Ultragaz – Excluding R$ 12 million in non-recurring expenses with studies and projects, Ultragaz’s EBITDA amounted to R$ 69 million in 4Q10, up 12% over 4Q09, due to a recovery in margins, to which the operational efficiency programs contributed, and an improvement in the bulk segment performance, partially offset by higher variable compensation, in line with the earnings progression. Compared with 3Q10, Ultragaz’s EBITDA decreased by 41%, mainly as a result of non-recurring expenses with studies and projects and of seasonally lower volume. In 2010, Ultragaz’s EBITDA totaled R$ 307 million, up 9% over 2009.

Ipiranga – Ipiranga’s EBITDA amounted to R$ 323 million in 4Q10, up 11% and 25% over 4Q09 and 3Q10, respectively, mainly on the back of higher sales volume, improved sales mix and margin recovery. In 2010, Ipiranga’s EBITDA reached R$ 1,113 million, up 24% over 2009.

Oxiteno – Oxiteno’s EBITDA totaled R$ 54 million in 4Q10, up 44% over 4Q09, as a result of the recovery in margins throughout 2010. Compared with 3Q10, Oxiteno’s EBITDA decreased by 31%, mainly due to seasonally lower volume, the increase in variable cost per ton in dollars and higher expenses during in this quarter. In 2010, Oxiteno’s EBITDA totaled R$ 241 million, up 41% over 2009. In 2010, unit EBITDA reached US$ 200/ton, up 49% over 2009.

Ultracargo – Ultracargo’s EBITDA amounted to R$ 25 million in 4Q10, up 13% over 4Q09, as a result of the growth in average storage in liquid bulk terminals, partially offset by the effect of the sale of the in-house logistics, solid bulk storage and road transportation businesses. Compared with 3Q10, Ultracargo’s EBITDA decreased by 10%, as a result of seasonality between quarters. In 2010, Ultracargo’s EBITDA reached R$ 111 million, up 7% over 2009.

Depreciation and amortization – Total depreciation and amortization costs and expenses in 4Q10 amounted to R$ 134 million, down R$ 8 million from 4Q09, mainly as a result of a revision in the economic useful life of assets, in accordance with Technical Standard ICPC 10 (from the Brazilian Accounting Pronouncements Committee), in effect from January 1st, 2010 onwards. Compared with 3Q10, depreciation and amortization costs and expenses grew by 1%. In 2010, Ultrapar’s depreciation and amortization costs and expenses totaled R$ 531 million, stable in relation to 2009.

Income from sale of assets – In 4Q10, Ultrapar recorded an income from sale of assets in the total amount of R$ 70 million, mainly from the sale of fixed assets and the receipt related to MaxFácil, on the back of the increase in Ipiranga’s distribution network in the last years.

Financial result – Ultrapar reported R$ 64 million of net financial expense in 4Q10, down R$ 13 million compared to net financial expense in 4Q09, mainly as a result of a decrease in average net debt and lower cost of debt. Compared with 3Q10, net financial expense increased by R$ 4 million. In 2010, Ultrapar’s reported net financial expense of R$ 264 million, a R$ 27 million decrease from 2009. The net debt to EBITDA ratio decreased from 1.5 times at the end of 2009 to 1.2 times at the end of 2010.

Net earnings – Ultrapar’s consolidated net earnings in 4Q10 amounted to R$ 247 million, up 81% over 4Q09, mainly due to the EBITDA growth, lower net financial expense, lower depreciation and amortization costs and expenses and income from sale of assets. Compared with 3Q10, net earnings grew by 21%. In 2010, Ultrapar’s reported net earnings of R$ 765 million, up 74% over 2009.

Investments – Total investment, net of disposals and repayments, amounted to R$ 270 million in 4Q10, allocated as follows:

•	At Ultragaz, R$ 34 million were invested, mainly in new clients in the bulk segment and in expansion and modernization projects at Ultragaz’s bottling facilities.

•
At Ipiranga, R$ 114 million were invested, mainly in the conversion of unbranded service stations, new service stations, and renewal and improvement of the distribution network. Of the total amounted invested, R$ 93 million were related to additions to property, plant and equipment and intangible assets and R$ 21 million were related to financing to clients, net of repayments.

•	At Oxiteno, R$ 37 million were invested, mainly concentrated on the project to expand the ethylene oxide production capacity in Camaçari.

•	Ultracargo invested R$ 28 million, mainly in the expansion of the Suape terminal (30 thousand m3) and in the maintenance of its terminals.

R$ million	4Q10	2010	Total investments, net of disposals and repayments (R$ million)
Additions to fixed and intangible assets1
Ultragaz	34	157
Ipiranga	93	376
Oxiteno	37	227
Ultracargo	28	62
Total – additions to fixed and intangible assets1	200	841
Financing to clients2 – Ipiranga	21	7
Acquisition (disposal) of equity interest	49	(33)
Total investments, net of disposals and repayments	270	815

¹ Includes the consolidation of Serma
² Financing to clients is included as working capital in the Cash Flow Statement

The more dynamic economic environment in 2010 was reflected in more attractive opportunities for all Ultrapar’s businesses. Ultrapar’s investments in 2010, net of disposals, totaled R$ 815 million, of which R$ 848 million were related to organic investments and R$ 33 million were related to the sale of the road transportation, solid bulk storage and in-house logistics businesses, partially offset by the initial disbursement for the acquisition of DNP.

Regarding organic investments, Ipiranga invested R$ 383 million in 2010, mainly in the conversion of unbranded service stations, new service stations, and renewal and improvement of the distribution network, in order to strengthen its strategic positioning and to increase its operating scale. Of the total amount invested, R$ 376 million were related to additions to property, plant and equipment and intangible assets and R$ 7 million were related to financing to clients, net of repayments. Oxiteno invested in 2010 R$ 227 million, mainly in the expansion of the ethylene oxide unit in Camaçari, which will be completed in 2011, and in the conclusion of the expansion of the ethoxylation production capacity at the Camaçari plant, which started operations in late 2010, increasing Oxiteno’s ethoxylates capacity by 70 thousand tons per year. At Ultragaz, R$ 157 million were invested in 2010, mainly in new clients in the bulk segment, which is linked to the economic performance, and in the renewal of LPG bottles. Ultracargo invested R$ 62 million in 2010, mainly to expand the Suape terminal, which will add 30 thousand cubic meters to Ultracargo’s capacity and is expected to start up in 2Q11, and the modernization of its terminals.

In 2010, Ultracargo completed the sale of its road transportation, solid bulk storage and in-house logistics businesses, with a net receipt of R$ 80 million, focusing on its liquid bulk storage business. Ipiranga completed in November 2010 the acquisition of DNP, the fourth largest fuel distributor in the North region of Brazil, thus reinforcing its strategy of expansion to the North, Northeast and Midwest regions of Brazil, where the consumption growth rate has been above the national average and the market share of Ipiranga is lower than that in the South and Southeast regions. An amount of R$ 47 million was paid in November 2010 in connection with the acquisition of DNP. The remaining portion will be paid after the completion of the calculation of the working capital and indebtedness existing at the closing date, which is expected to occur in 1Q11.

Ultrapar’s 2011 investment plan, excluding acquisitions, amounts to R$ 1,044 million and aims at growth through increased scale, technological differentiation and productivity gains, as well as modernizing existing operations. The increase in investments over 2010 reflects the opportunities arising from the continued dynamism in the Brazilian economy and the implementation of strategic initiatives specific to each business unit.

Organic investment plan for 2011¹	R$ million
Ultragaz	171
Ipiranga	548
Oxiteno	153
Ultracargo	146
Others²	26
Total	1,044
1 Net of disposals 2 Includes mainly RPR and corporate IT services

At Ultragaz, investments will be mainly dedicated to the expansion of UltraSystem (small bulk), as a result of the higher level of economic activity and the prospects for capturing new clients, to the expansion and modernization of bottling facilities and to the replacement of LPG bottles and tanks. At Ipiranga, investments will be directed to the expansion and renewal of its service stations and franchises network and of its facilities, focusing the expansion in the Midwest, Northeast and North regions of Brazil. Out of Ipiranga’s total investment budget, R$ 520 million refer to additions to property, plant and equipment and intangible assets and R$ 29 million refer to financing to clients, net of repayments. At Oxiteno, the significant reduction in investments reflects the conclusion of an expansion cycle, with R$ 87 million directed to expansion projects, mainly the conclusion of the ethylene oxide plant in Camaçari, adding 90 thousand tons/year to the current capacity. Ultracargo’s investments will be directed to expansions in Santos, Suape and Aratu terminals, adding 98 thousand m³ to Ultracargo’s storage capacity, an addition equivalent to 15% of its current capacity, with start-ups scheduled for 2011 and 2012.

Ultrapar in the capital markets

Ultrapar’s average daily trading volume in 4Q10 was R$ 30 million, 3% lower than the average of R$ 32 million in 4Q09, considering the combined trading on the BM&FBOVESPA and the NYSE. Ultrapar’s share price closed 4Q10 quoted at R$ 105.10/share on the BM&FBOVESPA, with an accumulated appreciation of 3% in the quarter, while the Ibovespa index remained stable during the same period. At the NYSE, Ultrapar’s shares appreciated by 6% in 4Q10, while the Dow Jones index appreciated by 7% in the same period.

Ultrapar’s shares presented one of the highest appreciation in 2010 among the companies that are part of the Ibovespa, accumulating a 31% appreciation on the BM&FBOVESPA in the year, while the Ibovespa index appreciated by 1% in the same period. At the NYSE, Ultrapar’s shares appreciated 38% over the last 12 months, while the Dow Jones index appreciated by 11% in the same period. Ultrapar closed the year with a market value of R$ 14 billion, up 31% over 2009.

Performance of UGPA4 vs. Ibovespa – 4Q10 (Base 100)	Performance of UGPA4 vs. Ibovespa – 2010 (Base 100)

Average daily trading volume (R$ million	Market value (R$ billion)

Outlook

Ultrapar enters into the new decade well-positioned to capture the benefits from the economic growth and the larger scale of operations derived from the investments made, which strengthened its leading position in its markets and significantly expanded its exposure to the Brazilian domestic consumption. Ultragaz, which had a significant growth in its results in 2010, will continue to reap the benefits from the good prospects for the bulk segment, in which it is a prominent leader, and from its strategy of expanding in niche markets. At Ipiranga, the perspectives of the continued growth in the light vehicle fleet derived from the increase in total wages and the credit availability, combined with the higher level of economic activity, will continue to boost sales volume growth. In addition, Ipiranga will continue to focus on the expansion plan of its service stations network in the Midwest, Northeast and North regions. Concurrently, Ipiranga will continue to benefit from its differentiation and innovation strategy, expanding and diversifying its products and services portfolio. At Oxiteno, with an important investment cycle to be concluded in 2011, the expansion of specialty chemicals production capacity focused on segments with a strong growth potential and the expansion of its ethylene oxide capacity to meet the growing demand for its products, will allow for the continuity of volume growth, with lower share of commodities in the sales mix and higher operating leverage. Ultracargo, now focused on liquid bulk storage, will benefit from the expansions underway at its terminals, with significant growth in its storage capacity, from the increased specialization of services provided, and from the growing demand for logistics infrastructure in Brazil.

With higher investments expected for 2011 and potential acquisitions, Ultrapar enters into the new decade taking important steps to grow, with a constant focus on value creation and working adhered to the company’s strategy, alignment of interests and financial prudence. In addition to those basic pillars, the new decade is being planned based on a strategy with increasingly strong presence of innovation and sustainability, which are key elements in the pioneering initiatives that Ultrapar adopts in its business segments.

Forthcoming events

Conference call/Webcast: February 25th, 2011

Ultrapar will be holding a conference call for analysts on February 25 th, 2011 to comment on the company's performance in the fourth quarter of 2010 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 9:00 a.m. (US EST)
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International: 10:30 p.m. (US EST)
Participants in the USA: +1 800 418 6854
Participants in Brazil: 0800 891 9722
Participants International: +1 973 200 3114
Code: Ultrapar or 36935516

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

Operational and market information

Financial focus	4Q10	4Q09	3Q10	2010	2009
EBITDA margin Ultrapar	4.10%	3.90%	4.30%	4.20%	4.00%
Net margin Ultrapar	2.20%	1.30%	1.90%	1.80%	1.20%
Focus on human resources	4Q10	4Q09	3Q10	2010	2009
Number of employees – Ultrapar	8,883	9,429	8,76	8,883	9,429
Number of employees – Ultragaz	4,104	4,075	4,043	4,104	4,075
Number of employees – Ipiranga	2,326	2,326	2,304	2,326	2,326
Number of employees – Oxiteno	1,565	1,481	1,561	1,565	1,481
Number of employees – Ultracargo	546	1,232	524	546	1,232
Focus on capital markets1	4Q10	4Q09	3Q10	2010	2009
Number of shares (000)	136,096	136,096	136,096	136,096	136,096
Market capitalization2 – R$ million	14,184	10,898	12,706	12,200	8,875
BM&FBOVESPA1	4Q10	4Q09	3Q10	2010	2009
Average daily volume (shares)	198,992	294,400	256,919	282,061	321,048
Average daily volume (R$ 000)	20,694	23,414	23,888	25,092	20,913
Average share price (R$/share)	104.0	79.5	93.0	89.0	65.1
NYSE1	4Q10	4Q09	3Q10	2010	2009
Quantity of ADRs3 (000 ADRs)	13,876	13,024	13,104	13,876	13,024
Average daily volume (ADRs)	93,152	99,553	80,484	85,551	92,412
Average daily volume (US$ 000)	5,750	4,688	4,362	4,506	3,088
Average share price (US$/ADR)	61.7	47.1	54.2	52.7	33.4
Total1	4Q10	4Q09	3Q10	2010	2009
Average daily volume (shares)	292,144	393,953	337,403	367,612	413,460
Average daily volume (R$ 000)	30,447	31,545	31,500	32,953	26,961

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for the amounts on page 25, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations - Ultrapar Participações S.A.
+55 11 3177 7014
invest@ultra.com.br
www.ultra.com.br

1	Information not adjusted to the stock split of 1:4 shares approved in the Shareholders´ Meeting on February 10th, 2011.
2	Calculated based on the weighted average price in the period.
3	1 ADR = 1 preferred share

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais - IFRS

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2010	2009	2010

ASSETS
Cash and financial investments	3,200.6	2,327.8	2,993.7
Trade accounts receivable	1,715.7	1,618.3	1,662.3
Inventories	1,133.5	942.2	1,092.4
Taxes	354.3	320.2	343.9
Other	53.3	61.3	46.3
Total Current Assets	6,457.5	5,269.7	6,138.6

Investments	15.3	14.7	14.6
Property, plant and equipment and intangibles	5,349.3	4,988.2	5,148.4
Financial investments	19.8	7.2	29.2
Trade accounts receivable	96.7	86.4	68.6
Defered income tax	564.4	697.9	604.3
Escrow deposits	380.7	308.5	362.4
Other	106.2	109.9	128.1
Total Non-Current Assets	6,532.4	6,212.9	6,355.6

TOTAL ASSETS	12,989.8	11,482.6	12,494.1

LIABILITIES
Loans, financing and debenturers	820.5	1,144.2	882.3
Suppliers	941.2	891.9	768.7
Payroll and related charges	228.2	176.5	200.9
Taxes	234.7	140.5	208.7
Other	293.4	213.2	84.4
Total Current Liabilities	2,517.9	2,566.2	2,145.0

Loans, financing and debenturers	4,575.5	3,322.5	4,538.8
Provision for contingencies	470.5	540.2	470.6
Post-retirement benefits	93.2	90.1	90.1
Other	157.1	118.3	144.6
Total Non-Current Liabilities	5,296.3	4,071.1	5,244.1
TOTAL LIABILITIES	7,814.3	6,637.4	7,389.1

STOCKHOLDERS' EQUITY
Capital	3,696.8	3,696.8	3,696.8
Reserves	1,529.2	1,189.6	1,281.1
Treasury shares	(120.0)	(123.7)	(123.7)
Others	47.3	47.5	227.7
Non-controlling interest	22.3	35.1	23.2
TOTAL STOCKHOLDERS' EQUITY	5,175.6	4,845.3	5,105.1

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	12,989.8	11,482.6	12,494.1

Cash and financial investments	3,220.4	2,334.9	3,022.9
Debt	5,396.0	4,466.7	5,421.1
Net cash (debt)	(2,175.7)	(2,131.8)	(2,398.3)

ULTRAPAR CONSOLIDATED INCOME STATEMENT In millions of Reais (except per share data) - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2010	2009	2010	2010	2009

Net sales and services	11,255.1	10,417.0	10,910.6	42,481.7	36,097.1

Cost of sales and services	(10,404.9)	(9,670.9)	(10,105.8)	(39,322.9)	(33,443.6)

Gross profit	850.2	746.1	804.8	3,158.8	2,653.5

Operating expenses
Selling	(302.9)	(292.9)	(294.5)	(1,164.4)	(1,020.3)
General and administrative	(215.5)	(197.4)	(180.7)	(759.7)	(751.4)

Other operating income (expenses), net	(1.0)	10.0	2.7	10.8	19.3
Income and disposal of assets	69.7	3.1	11.1	79.0	18.9

Operating income	400.4	268.8	343.5	1,324.5	920.0

Financial results
Financial income	81.8	38.7	84.2	267.0	176.2
Financial expenses	(146.2)	(115.7)	(144.9)	(531.1)	(467.7)
Equity in earnings (losses) of affiliates	0.2	0.1	(0.0)	0.0	0.2

Income before income and social contribution taxes	336.2	192.0	282.8	1,060.4	628.8

Provision for income and social contribution taxes
Current	(59.2)	(50.9)	(52.4)	(191.2)	(182.2)
Deferred	(35.9)	(10.0)	(35.1)	(134.7)	(26.4)
Benefit of tax holidays	6.3	5.4	8.8	30.7	20.6

Net income	247.4	136.5	204.1	765.2	440.7

Net Income attributable to:
Shareholders of Ultrapar	246.9	136.6	202.6	765.3	437.1
Non-controlling shareholders of the subsidiaries	0.5	(0.1)	1.5	(0.1)	3.6

EBITDA	464.9	408.0	465.3	1,776.3	1,430.4
Depreciation and amortization	134.2	142.4	132.9	530.8	529.3
Total investments, net of disposals and repayments	270.3	220.0	129.2	815.1	1,940.6

RATIOS

Earnings per share - R$	0.46	0.25	0.38	1.43	0.82

Net debt / Stockholders' equity	0.42	0.44	0.47	0.42	0.44
Net debt / LTM EBITDA	1.22	1.49	1.39	1.22	1.49
Net interest expense / EBITDA	0.14	0.19	0.13	0.15	0.20
Gross margin	7.6%	7.2%	7.4%	7.4%	7.4%
Operating margin	3.6%	2.6%	3.1%	3.1%	2.5%
EBITDA margin	4.1%	3.9%	4.3%	4.2%	4.0%

ULTRAPAR CONSOLIDATED CASH FLOW STATEMENT In millions of Reais - IFRS

	JAN - DEC
	2010	2009

Cash Flows from operating activities	1,504.9	1,737.0
Net income	765.2	440.7
Depreciation and amortization	530.8	529.3
Working capital	(106.3)	665.2
Financial expenses (A)	411.3	105.6
Deferred income and social contribution taxes	134.7	26.4
Income from sale of assets	(79.0)	(18.9)
Other (B)	(151.8)	(11.3)

Cash Flows from investing activities	(773.0)	(1,959.3)
Additions to fixed and intangible assets, net of disposals	(840.8)	(603.8)
Acquisition and sale of equity investments	32.8	(1,355.5)
MaxFácil	35.0	-

Cash Flows from (used in) financing activities	153.6	380.0
Debt raising	2,475.2	2,889.8
Amortization of debt	(1,968.3)	(2,264.6)
Related parties	(2.6)	(2.3)
Dividends paid (C)	(339.3)	(242.9)
Other (D)	(11.4)	-

Net increase (decrease) in cash and cash equivalents	885.5	157.7

Cash from subsidiaries acquired	(0.1)	29.4

Cash and cash equivalents at the beginning of the period (E)	2,334.9	2,147.8

Cash and cash equivalents at the end of the period (E)	3,220.4	2,334.9

Supplemental disclosure of cash flow information
Cash paid for interest (F)	233.1	243.9
Cash paid for income and social contribution taxes (G)	60.5	41.3

(A)
Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Non-controlling interest portion in the capital reduction of Utingás, in which Ultragaz holds a 56% stake.
(E)	Includes long term financial investments.
(F)	Included in cash flow from (used in) financing activities.
(G)	Included in cash flow from (used in) operating activities.

ULTRAGAZ CONSOLIDATED INVESTED CAPITAL In millions of Reais - IFRS

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2010	2010	2009

OPERATING ASSETS
Trade accounts receivable	160.3	160.3	169.9
Trade accounts receivable - noncurrent portion	24.3	31.0	26.1
Inventories	46.7	39.9	51.6
Taxes	12.2	5.6	20.0
Escrow deposits	95.8	82.3	95.3
Other	22.7	23.2	19.2
Property, plant and equipment and intangibles	557.0	525.3	554.9

TOTAL OPERATING ASSETS	919.0	867.6	937.0

OPERATING LIABILITIES
Suppliers	36.8	29.9	31.0
Payroll and related charges	79.7	58.5	70.8
Taxes	6.8	3.8	6.3
Provision for contingencies	42.8	50.4	56.0
Other accounts payable	6.4	21.1	6.2

TOTAL OPERATING LIABILITIES	172.5	163.7	170.3

ULTRAGAZ CONSOLIDATED INCOME STATEMENT In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2010	2009	2010	2010	2009

Net sales	921.8	883.9	975.4	3,661.3	3,441.0

Cost of sales and services	(779.9)	(752.8)	(808.7)	(3,075.7)	(2,946.6)

Gross profit	141.9	131.1	166.7	585.6	494.3

Operating expenses
Selling	(67.7)	(68.0)	(61.0)	(250.1)	(225.2)
General and administrative	(30.6)	(26.2)	(34.6)	(125.2)	(99.8)

Other operating income (expenses), net	(12.3)	0.3	(4.7)	(21.6)	(1.7)

Operating income1	31.2	37.3	66.4	188.6	167.6

EBITDA	56.6	61.3	96.6	307.4	281.2
Depreciation and amortization	25.4	24.0	30.2	118.8	113.6

RATIOS

Gross margin (R$/ton)	352	328	390	364	311
Operating margin (R$/ton)	77	93	155	117	105
EBITDA margin (R$/ton)	140	153	226	191	177

1Before income from sale of assets

IPIRANGA CONSOLIDATED BALANCE SHEET In millions of Reais - IFRS

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2010	2009	2010

OPERATING ASSETS
Trade accounts receivable	1,203.6	1,135.2	1,123.7
Trade accounts receivable - noncurrent portion	72.0	55.0	42.1
Inventories	717.4	584.5	688.7
Taxes	128.7	126.9	134.5
Other	120.2	124.4	122.5
Property, plant and equipment and intangibles	2,244.6	2,030.6	2,076.4

TOTAL OPERATING ASSETS	4,486.5	4,056.6	4,187.9

OPERATING LIABILITIES
Suppliers	775.0	712.2	612.9
Payroll and related charges	71.6	66.1	58.8
Post-retirement benefits	86.0	86.6	86.6
Taxes	120.7	92.2	126.5
Provision for contingencies	204.5	290.1	179.6
Other accounts payable	135.4	126.4	118.2

TOTAL OPERATING LIABILITIES	1,393.2	1,373.6	1,182.5

IPIRANGA CONSOLIDATED INCOME STATEMENT In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2010	2009	2010	2010	2009

Net sales	9,754.6	8,983.8	9,320.5	36,483.5	30,485.8

Cost of sales and services	(9,194.8)	(8,485.1)	(8,842.2)	(34,524.3)	(28,831.3)

Gross profit	559.8	498.7	478.2	1,959.1	1,654.5

Operating expenses
Selling	(196.8)	(183.6)	(194.4)	(765.5)	(658.4)
General and administrative	(122.2)	(123.4)	(101.9)	(418.2)	(436.6)

Other operating income (expenses), net	10.0	8.6	6.8	28.9	19.0

Operating income1	250.9	200.3	188.8	804.3	578.5

EBITDA	321.4	276.7	256.0	1,073.4	829.9
Depreciation and amortization	70.5	76.4	67.2	269.1	251.4

RATIOS

Gross margin (R$/m3)	105	99	91	97	96
Operating margin (R$/m3)	47	40	36	40	34
EBITDA margin (R$/m3)	60	55	49	53	48

1Before income from sale of assets

OXITENO CONSOLIDATED BALANCE SHEET In millions of Reais - IFRS

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2010	2009	2010

OPERATING ASSETS
Trade accounts receivable	328.8	289.9	340.5
Inventories	345.6	287.0	329.1
Taxes	111.0	120.7	101.0
Other	71.9	51.4	61.5
Property, plant and equipment and intangibles	1,564.3	1,450.0	1,553.6

TOTAL OPERATING ASSETS	2,421.6	2,199.0	2,385.7

OPERATING LIABILITIES
Suppliers	108.9	97.5	96.1
Payroll and related charges	58.5	33.1	54.9
Taxes	19.8	14.9	23.1
Provision for contingencies	63.5	48.2	59.2
Other accounts payable	8.7	4.8	6.0

TOTAL OPERATING LIABILITIES	259.3	198.5	239.3

OXITENO CONSOLIDATED INCOME STATEMENT In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2010	2009	2010	2010	2009

Net sales	524.1	504.9	538.1	2,083.0	1,915.8

Cost of goods sold
Variable	(341.1)	(356.4)	(338.6)	(1,363.8)	(1,303.5)
Fixed	(50.4)	(45.5)	(50.6)	(193.2)	(186.8)
Depreciation and amortization	(27.0)	(24.7)	(24.6)	(98.3)	(96.9)

Gross profit	105.6	78.4	124.2	427.7	328.6

Operating expenses
Selling	(36.8)	(35.9)	(34.5)	(142.1)	(131.5)
General and administrative	(43.7)	(31.2)	(37.3)	(148.9)	(128.5)

Other operating income (expenses), net	0.2	(0.1)	0.1	0.4	(0.6)

Operating income1	25.2	11.2	52.4	137.1	68.1

EBITDA	53.9	37.5	78.5	241.2	170.7
Depreciation and amortization	28.7	26.3	26.0	104.1	102.6

RATIOS

Gross margin (R$/ton)	621	431	710	625	518
Operating margin (R$/ton)	149	62	300	200	107
EBITDA margin (R$/ton)	317	206	449	353	269

1Before income from sale of assets

ULTRACARGO CONSOLIDATED BALANCE SHEET In millions of Reais - IFRS

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2010	2009	2010

OPERATING ASSETS
Trade accounts receivable	15.4	24.4	16.5
Inventories	1.4	2.5	1.3
Taxes	6.8	6.2	7.0
Other	10.2	17.9	9.1
Property, plant and equipment and intangibles	678.1	685.8	656.7

TOTAL OPERATING ASSETS	711.8	736.7	690.5

OPERATING LIABILITIES
Suppliers	15.2	19.0	9.7
Payroll and related charges	14.5	16.0	12.7
Taxes	3.8	2.7	3.1
Provision for contingencies	12.6	3.8	13.8
Other accounts payable¹	35.3	11.7	31.2

TOTAL OPERATING LIABILITIES	81.5	53.2	70.4

¹ Includes the long term obligations with clients account

ULTRACARGO CONSOLIDATED INCOME STATEMENT In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2010	2009	2010	2010	2009

Net sales	59.2	79.6	65.2	293.3	336.6

Cost of sales and services	(25.9)	(49.9)	(27.9)	(138.2)	(200.0)

Gross profit	33.3	29.7	37.3	155.1	136.6

Operating expenses
Selling	(1.4)	(1.5)	(1.1)	(5.0)	(6.7)
General and administrative	(15.0)	(20.4)	(15.8)	(70.7)	(80.8)

Other operating income (expenses), net	1.1	1.1	0.5	3.2	2.6

Operating income1	18.0	8.9	20.8	82.6	51.7

EBITDA	25.0	22.1	27.7	111.5	104.5
Depreciation and amortization	6.9	13.2	6.8	28.9	52.8

RATIOS

Gross margin	56%	37%	57%	53%	41%
Operating margin	30%	11%	32%	28%	15%
EBITDA margin	42%	28%	43%	38%	31%

1Before income from sale of assets

ULTRAPAR CONSOLIDATED INCOME STATEMENT In millions of US dollars except where otherwise mentioned - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2010	2009	2010	2010	2009

Net sales
Ultrapar	6,633.4	5,993.1	6,237.1	24,135.4	18,070.8
Ultragaz	543.3	508.5	557.6	2,080.1	1,722.6
Ipiranga	5,749.0	5,168.5	5,328.1	20,727.5	15,261.7
Oxiteno	308.9	290.5	307.6	1,183.4	959.1
Ultracargo	34.9	45.8	37.3	166.6	168.5

EBITDA
Ultrapar	274.0	234.7	266.0	1,009.2	716.1
Ultragaz	33.4	35.3	55.2	174.7	140.8
Ipiranga	189.4	159.2	146.3	609.8	415.5
Oxiteno	31.8	21.6	44.9	137.0	85.5
Ultracargo	14.7	12.7	15.8	63.3	52.3

Operating income
Ultrapar	236.0	154.7	196.3	752.5	460.6
Ultragaz1	18.4	21.4	38.0	107.2	83.9
Ipiranga1	147.9	115.3	107.9	457.0	289.6
Oxiteno1	14.9	6.4	30.0	77.9	34.1
Ultracargo1	10.6	5.1	11.9	46.9	25.9

EBITDA margin
Ultrapar	4%	4%	4%	4%	4%
Ultragaz	6%	7%	10%	8%	8%
Ipiranga	3%	3%	3%	3%	3%
Oxiteno	10%	7%	15%	12%	9%
Ultracargo	42%	28%	43%	38%	31%

EBITDA margin / volume
Ultragaz (US$/ton)	83	88	129	109	89
Ipiranga (US$/m3)	36	32	28	30	24
Oxiteno (US$/ton)	187	119	257	200	135

Net income
Ultrapar	145.8	78.5	116.7	434.7	220.6

Net income / share (US$)	0.27	0.15	0.22	0.81	0.40

1Before income from sale of assets

ULTRAPAR PARTICIPAÇÕES S/A
LOANS
In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in December/2010
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/ Currency	Weighted average Interest rate (% P.Y.)	Maturity
Foreign Currency

Notes	413.3	-	-	-	-	413.3	US$	7.2	2015
Syndicated loan	-	99.7	-	-	-	99.7	US$ + LIBOR	1.2	2011
BNDES	20.3	38.7	0.4	7.8	-	67.2	US$	6.1	2011 to 2017
Advances on Foreign Exchange Contracts (ACE)	-	64.1	-	-	-	64.1	US$	1.3	196 days
Advances on Foreign Exchange Contracts (ACC)	-	41.6	-	-	-	41.6	US$	1.6	196 days
Financial institutions	-	16.7	-	-	-	16.7	MX$ + TIIE	2.6	2011 to 2014
Financial institutions	-	6.7	-	-	-	6.7	US$ + LIBOR	2.1	2011
Financial institutions - RPR	-	-	-	-	1.6	1.6	US$	0.9	2011
Import Financing (FINIMP)	-	-	0.8	-	-	0.8	US$	7.0	2012
Financial institutions	-	0.02	-	-	-	0.02	BS	28.0	2013
BNDES	0.01	-	-	-	-	0.01	UMBNDES	7.6	2011

Subtotal	433.6	267.5	1.1	7.8	1.6	711.7
Check	-	-	-	-	-	-
Local Currency

Banco do Brasil1	-	-	-	1,916.3	-	1,916.3	R$	11.8	2012 to 2015
Debentures	-	-	-	-	1,196.1	1,196.1	CDI	108.5	2012
BNDES	336.7	492.4	120.9	228.1	-	1,178.1	TJLP	3.7	2011 to 2019
Banco do Nordeste do Brasil	-	99.4	-	-	-	99.4	R$	8.5	2018
Loan - MaxFácil	-	-	-	77.4	-	77.4	CDI	100.0	2012
BNDES	10.5	41.8	0.3	12.3	0.2	65.1	R$	5.8	2011 to 2020
Research and projects financing (FINEP)	-	61.7	-	-	-	61.7	TJLP	0.6	2013 to 2014
Working capital loan - RPR	-	-	-	-	23.8	23.8	CDI	116.2	2012 to 2014
Agency for Financing Machinery and Equipment (FINAME)	-	0.1	-	5.8	-	5.9	TJLP	2.9	2011 to 2013
Financial leasing floating rate	-	-	-	3.4	-	3.4	CDI	1.7	2011
Financial leasing fixed rate	-	-	-	0.7	1.5	2.2	R$	14.9	2011 to 2014
Others	-	-	-	0.6	-	0.6	CDI	1.8	2011

Subtotal	347.2	695.4	121.2	2,244.5	1,221.6	4,629.9
Check	-	-	-	-	-	-
Income from currency and interest rate hedging instructions	0.1	52.6	-	0.1	1.6	54.4

Total	780.9	1,015.5	122.4	2,252.5	1,224.7	5,396.0
Check	-	-	-	-	-	-
Composition per annum

Up to 1 year	149.3	506.5	34.4	112.1	18.2	820.5
From 1 to 2 years	143.7	211.0	38.0	602.6	1,202.5	2,197.8
From 2 to 3 years	29.9	107.3	18.3	866.4	3.0	1,024.9
From 3 to 4 years	20.5	72.7	15.4	331.1	0.9	440.5
From 4 to 5 years	430.3	51.9	9.3	333.2	0.0	824.7
Thereafter	7.3	66.2	7.0	7.1	0.1	87.6

Total	780.9	1,015.5	122.4	2,252.5	1,224.7	5,396.0
	-	-	-	-	-	-

TIIE - Interbank Interest Rate Even / UMBNDES - BNDES Basket of Currencies / CDI - interbank deposit rate / BS = Bolivar Forte from Venezuela

	Balance in December/2010
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated

CASH AND LONG TERM INVESTMENTS	365.6	513.3	189.3	1,720.0	432.1	3,220.4

1For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating to rate, equivalent to 99% of CDI on average.

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE BOARD OF DIRECTORS’ MEETING (02/2011)

Date, Time and Location:
February 23rd, 2011, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors, members of the Fiscal Council, pursuant to the terms of paragraph 3 of article 163 of the Brazilian Corporate Law, all of whom undersigned these minutes, and Mr. Anselmo Neves Macedo, representative of KPMG Auditores Independentes (“KPMG”).

Discussed and approved matters:

1.
After discussed and analyzed, to approve the financial statements of the Company, including the balance sheet and the management report for the fiscal year ended December 31st, 2010, as well as the destination of earnings for the year and the distribution of dividends, supported by the report from the Company's independent auditors.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 23nd, 2011)

2.
To approve the capital budget proposed for the fiscal year 2011, according to Annex A to the present document, to be submitted to deliberation in the annual general shareholders’ meeting, pursuant to article 196 of Law nr 6,404/76.

3.
To approve, subject to the annual general shareholders’ meeting’s approval, the following proposal by the Executive Board for the destination of net earnings for the year ending December 31st, 2010, in the amount of R$ 758,822,713.46 (seven hundred fifty eight million, eight hundred twenty two thousand, seven hundred thirteen Reais and forty six cents), as described below:

a)	R$ 37,941,135.67 (thirty seven million, nine hundred forty one thousand, one hundred thirty five Reais and sixty seven cents) will be directed to the legal reserve;

b)
R$ 292,117,425.79 (two hundred ninety two million, one hundred seventeen thousand, four hundred twenty five Reais and seventy nine cents) will be directed to the reserve for retention of profits, based on the approved capital budget; and

c)
R$ 428,764,152.00 (four hundred and twenty eight million, seven hundred and sixty four thousand, one hundred and fifty two Reais) will be directed to the payment of dividends to holders of common and preferred shares, of which R$ 176,814,805.20 (one hundred and seventy six million, eight hundred and fourteen thousand, eight hundred and five Reais and twenty cents) were paid as intermediary dividends as approved by the

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 23nd, 2011)

Board of Directors on August 11th, 2010.  The remaining balance of the dividends approved today, equivalent to R$ 251,949,346.80 (two hundred and fifty one million, nine hundred and forty nine thousand, three hundred and forty six Reais and eighty cents) will be paid to shareholders from March 17th, 2011 onwards, with no remuneration or monetary adjustment. Holders of common and preferred shares will receive dividends per share of R$ 0.47 (forty seven cents of Real), already considering the stock split of the shares approved in the special shareholders’ meeting held on February 10th, 2011.

The record date to establish the right to receive the dividend approved today will be March 2nd, 2011 in Brazil and March 7th, 2011 in the United States of America. The shares will be traded "ex-dividend" on both the São Paulo Stock Exchange (BM&FBovespa) and the New York Stock Exchange (NYSE) from March 3rd, 2011 onwards.

Observation: The deliberations were approved, with no amendments or qualifications, by all members of the Board of Directors present, except for Board Member Renato Ochman, who abstained from voting.

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were written, read and approved by all the undersigned members present, as well as the members of the Fiscal Council.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 23nd, 2011)

Members of the Board of Directors:

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho - Vice-Chairman

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

Olavo Egydio Monteiro de Carvalho

Nildemar Secches

Renato Ochman

Luiz Carlos Teixeira

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 23nd, 2011)

Members of the Fiscal Council:

Flavio César Maia Luz

Mario Probst

Raul Murgel Braga

Wolfgang Eberhard Rohrbach

Antonio Carlos Ramos Pereira

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 23nd, 2011)

ANNEX A
CAPITAL BUDGET

CAPITAL BUDGET FOR 2011
(amounts in thousands of R$)

1 . Sources of funds	1,391,140

- Own resources (profits retained in previous fiscal years)	1,040,530
- Own resources (retention for the fiscal year 2010)	292,536
- Increase in net debt	58,074

2 . Uses of funds	1,391,140

- Investments in expansion, productivity (including working capital)	911,163
- Funds for acquisitions in 2011	479,977

Item 3

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company

CNPJ nº 33.256.439/0001- 39                                                                                NIRE 35.300.109.724

MINUTES OF THE FISCAL COUNCIL’S MEETING (03/2011)

Date, Time and Location:
February 23rd, 2011, at 2 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Fiscal Council, duly signed.

Discussed and approved matters:

1.
The members of the Fiscal Council unanimously expressed a favorable opinion about the Company’s financial statements and management report for the year 2010, as well as the proposal for the Company’s capital budget (Annex A), destination of net earnings and distribution of dividends to shareholders under the terms presented by the Company’s management.

2.
In accordance with legal requirements and with the Charter of the Fiscal Council, having examined the matters in the meeting held on February 22nd, 2011 and based in the unqualified opinion by the independent auditors, the Fiscal Council issued its report, as attached (Annex B).

(Minutes of the Fiscal Council ’ s meeting of Ultrapar Participações S .A. , held on February 23rd , 2011)

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were read and approved by all the undersigned members present.

Flavio César Maia Luz	Mario Probst
Raul Murgel Braga	Wolfgang Eberhard Rohrbach
Antonio Carlos Ramos Pereira

(Minutes of the Fiscal Council ’ s meeting of Ultrapar Participações S .A. , held on February 23rd , 2011)

ANNEX A
CAPITAL BUDGET

CAPITAL BUDGET FOR 2011
(amounts in thousands of R$)

1 . Sources of funds	1,391,140

- Own resources (profits retained in previous fiscal years)	1,040,530
- Own resources (retention for the fiscal year 2010)	292,536
- Increase in net debt	58,074

2 . Uses of funds	1,391,140

- Investments in expansion, productivity (including working capital)	911,163
- Funds for acquisitions in 2011	479,977

(Minutes of the Fiscal Council ’ s meeting of Ultrapar Participações S .A. , held on February 23rd , 2011)

ANNEX B
REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Ultrapar Participações S.A., pursuant to legal and statutory provisions, analyzed the Management Report and the Financial Statements (parent company and consolidated) for the year ended December 31st, 2010. Based on the assessment made and considering the report with an unqualified opinion by the independent auditors, dated February 23rd, 2011, the Fiscal Council attests that the mentioned documents, as well as the capital budget for 2011 and the proposal for destination of net earnings for the period, including dividend distribution, are ready to be presented in the Annual General Shareholders’ Meeting.

Item 4.

NOTICE TO SHAREHOLDERS

Distribution of dividends

We hereby announce that the Board of Directors of Ultrapar Participações S.A., at a meeting held on February 23rd, 2011, approved the distribution of dividends, payable from the net earnings account for the fiscal year 2010, in the amount of R$ 251,949,346.80 (two hundred fifty one million, nine hundred forty nine thousand, three hundred forty six Reais and eighty cents), to be paid from March 17th, 2011 onwards, without remuneration or monetary adjustment. This distribution, in addition to the intermediary distribution of R$ 176,814,805.20 (one hundred seventy six million, eight hundred fourteen thousand, eight hundred five reais and twenty cents) paid in August 2010, totals R$ 428,764,152.00 (four hundred twenty eight million, seven hundred sixty four thousand, one hundred fifty two Reais) in dividends for the fiscal year ended December 31, 2010. The proposal of the 2010 net earnings destination will still be subject to approval in the Company’s annual shareholders’ meeting.

The holders of common and preferred shares will receive on the dates informed below the dividend of R$ 0.47 per share, amount already adjusted to reflect the stock split of the shares issued by Ultrapar at a ratio of 1 (one) existing share to 4 (four) shares of same class and type, approved in the Special Shareholders’ Meeting held on February 10th, 2011.

The record date to establish the right to receive the dividend will be March 2nd, 2011 in Brazil, and March 7th, 2011 in the United States of America. Therefore, from March 3rd, 2011 onwards the shares will be traded "ex-dividend" on both the São Paulo Stock Exchange (BM&FBovespa) and the New York Stock Exchange (NYSE).

São Paulo, February 23rd, 2011.

André Covre

Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2011

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Earnings Release, Board of Director Minutes, Fiscal Council Minutes, Notice to Shareholders)